Halo Energy, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Halo Energy, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 6, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	717	5,838
Total Current Assets	717	5,838
TOTAL ASSETS	717	5,838
LIABILITIES AND EQUITY		
Liabilities		
Non-Current Liabilities		
Accrued Interest - Related Parties	-	177,762
Accrued Interest	-	175,436
Notes Payable - Related Parties	-	287,966
Convertible Notes - Related Parties	-	225,000
Convertible Notes	-	800,565
Total Non-Current Liabilities	-	1,666,728
TOTAL LIABILITIES	-	1,666,728
EQUITY		
Common Stock	260	-
Additional Paid-in Capital	1,752,494	-
Accumulated Deficit	(1,752,036)	(1,660,890)
Total Equity	717	(1,660,890)
TOTAL LIABILITIES AND EQUITY	717	5,838

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2022	-	-	-	(1,571,365)	(1,571,365)
Net Income (Loss)	-	-	-	(89,525)	(89,525)
Ending Balance 12/31/2022	-	-	-	(1,660,890)	(1,660,890)
Issuance of Common Stock upon Conversion of Loans, Convertible Notes, and Interest	2,600,618	260	1,752,494	-	1,752,754
Net Income (Loss)	-	-	-	(91,146)	(91,146)
Ending Balance 12/31/2023	2,600,618	260	1,752,494	(1,752,036)	717

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	1	-
General and Administrative	246	3,500
Rent and Lease Expense	4,874	-
Total Operating Expenses	5,121	3,500
Operating Income (loss)	(5,121)	(3,500)
Other Expenses		
Interest Expense - Related Parties	45,184	45,184
Interest Expense	40,841	40,841
Total Other Expenses	86,025	86,025
Earnings Before Income Taxes	(91,146)	(89,525)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(91,146)	(89,525)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(91,146)	(89,525)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Interest - Related Parties	45,184	45,184
Accrued Interest	40,841	40,841
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	86,025	86,025
Net Cash provided by (used in) Operating Activities	(5,121)	(3,500)
FINANCING ACTIVITIES		
Repayments of Debt - Related Party	-	(2,000)
Net Cash provided by (used in) Financing Activities	-	(2,000)
Cash at the beginning of period	5,838	11,338
Net Cash increase (decrease) for period	(5,121)	(5,500)
Cash at end of period	717	5,838

Halo Energy, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Halo Energy, LLC ("the Company") was formed in Delaware on June 30th, 2017. On December 28th, 2023, the Company converted into a Delaware C-Corporation. The Company is a research and development and manufacturing organization focused on developing, refining, and deploying small wind turbines for energy generation.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Between 2019 and 2021, the Company entered into various loans with related parties totaling $287,966. The loans accrued interest at 8% for the first year and increased to 10% in future years. The loans converted into common stock in December of 2023.

Convertible Notes - The Company entered into several convertible note agreements for the purposes of funding operations with related parties totaling $225,000. The interest on the notes were 5% and 8%. The number of securities into which the loan balance shall be converted shall equal (i) the loan balance divided by the lesser of (x) the product of (1) the conversion price of the security convertible or exchangeable into common or other equity securities of the Company (or if not expressed as a conversion price, the pre-money valuation of the Company in connection with such financing) purchased by the investors times (2) eighty percent (80%) and (y) $17.06 per security (or if not expressed as a conversion price or in any event, the equivalent of a pre-money valuation of the Company of $2,500,000 in connection with such financing).

The related party loans and related party convertible notes resulted in a combined accrued interest of $177,762 as of December 31st, 2022.

The third-party convertible notes, discussed in Note 5 – Liabilities and Debt, and the related party notes payables and convertible notes discussed above along with all related interest converted into Common Stock totaling 2,600,618 shares in December of 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 Related Party Transactions for details of related party notes payables and related party convertible notes.

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 5%. The number of securities into which the loan balance shall be converted shall equal (i) the loan balance divided by the lesser of (x) the product of (1) the conversion price of the security convertible or exchangeable into common or other equity securities of the Company (or if not expressed as a conversion price, the pre-money valuation of the Company in connection with such financing) purchased by the investors times (2) eighty percent (80%) and (y) $17.06 per security (or if not expressed as a conversion price or in any event, the equivalent of a pre-money valuation of the Company of $2,500,000 in connection with such financing). The convertible notes accrued interest of $175,436 as of December 31st, 2022.

The third-party convertible notes discussed above and the related party notes payables and convertible notes, discussed in Note 3 – Related Party Transactions, along with all related interest converted into Common Stock totaling 2,600,618 shares in December of 2023.

NOTE 6 – EQUITY

The Company was a limited liability company with one class of unit of Membership Interests and owned by multiple members until its conversion into a C-Corporation on December 28th, 2023.

After the 11.55 to 1 stock split in December of 2023, the Company has authorized 6,300,000 common stock at a par value of $0.0001 per share. The Company had 2,600,618 common stock shares issued and outstanding as of December 31st, 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 6, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.